UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Details of the Agenda for the Extraordinary Shareholders’ Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on September 10, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: August 29, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO.

EXTRAORDINARY GENERAL STOCKHOLDERS'

MEETING

SEPTEMBER 10, 2018

Stockholders are hereby informed of the details of the issues to be discussed at the Extraordinary General Stockholders' Meeting pursuant to the Agenda of the Day published in the corresponding call dated as of August 20, 2018:

ITEM I

Proposal and, if applicable, approval of the issuance by the Institution of capital securities representing senior subordinated debt, in accordance with the requirements stated in Annex 1-S and other applicable regulations of the General Provisions Applicable to Credit Institutions, the Credit Institutions Law and Circular Letter 3/2012 of the Central Bank of Mexico, to be placed in Mexico and/or abroad, pursuant to authorization granted by the Central Bank of Mexico.

It will be proposed that Stockholders ratify a limit for the debt issuance of up to US$6,500 million American dollars, for a maximum term of 15 years, senior or subordinated, in domestic or international markets, implemented individually or via issuance programs, which was authorized by the Board of Directors of the Institution at a meeting on April 26, 2018.

Likewise, pursuant to the limit specified above and in order to preserve the efficiency of the equity structure of the Institution, it will be proposed that the Stockholders approve the issuance of capital securities (the “Capital Securities”), computable as supplementary capital (TIER 2 capital), to be issued in accordance with the requirements stipulated in Annex 1-S and other applicable provisions of the General Provisions Applicable to Credit Institutions, to be placed in Mexico and/or abroad, and in accordance with the provisions of Article 64 of the Credit Institutions Law and Articles 27 onwards of the Circular Letter 3/2012 of the Central Bank of Mexico, for an amount of up to US$1,300 million American dollars or its equivalent in Mexican pesos, pursuant to authorization granted by the Central Bank of Mexico, which may be modified, if required, by the financial authorities, as well as due to changes in market conditions. The main characteristics are the following:

➢  Type of Instrument.

Subordinated, senior capital securities representing the supplementary portion of the net capital, which will provide for the write down or cancellation of principal and interest and the suspension in the repayment of principal and interest.

➢ Subordination.

The Capital Securities will be subordinate to any non-subordinated senior debt of the Institution; will have the same preference as any other senior subordinated debt of the Institution; and be senior to any non-preferential subordinated debt and the capital stock of the Institution.

➢ Type of Offer.

Private offering in international markets pursuant to Rule 144A and/or Regulation S of the Securities Act of 1933, as amended, of the United States of America and the provisions applicable to the different markets in which the Capital Securities are to be offered, on the understanding that (i) the final indirect parent company of the Institution, Banco Santander, S.A., a Spanish company, wishes to acquire at least 75% (seventy five percent) of all the Capital Securities and (ii) the aim of filing a request to list the Capital Securities on the Official List of Euronext Dublin, so that they may be traded on the Global Exchange Market ; and/or public or private offerings in Mexico.

➢	Purchasers.

The Capital Securities may be purchased by qualified institutional buyers pursuant to Rule144A and non-U.S. persons pursuant to Regulation S of the Securities Act of 1933, as amended, of the United States of America, by authorized investors pursuant to the rules of the different markets in which the Capital Securities are to be offered, and by the final indirect parent company of the Institution, Banco Santander, S.A., Spanish company.

➢	Applicable Law.

The applicable laws of the state of New York, United States of America and/or the applicable laws of Mexico, as the case may be.

➢	Amount of the issuance.

Approximately US$1,300,000,000 (one thousand three hundred million American dollars) (the "Amount of Original Principal") or its equivalent in Mexican pesos.

➢	Currency.

American Dollars and/or Mexican pesos.

2

➢	Term.

Up to 15 years, depending on market conditions (the “Expiration Date”), with the option of early redemption.

➢	Payment of Principal.

The outstanding principal of the Capital Securities will be fully repaid on the Maturity date, unless they have been previously redeemed.

➢	Interest Payment Dates of Interest.

Interest will be payable during the term of the Capital Securities on a semi-annual basis, and will be determined based on the Current Principal Amount.

“Current Principal Amount” means the Original Principal Amount, as reduced one or more times by any write-down or cancellation of principal or any early redemption.

➢	Interest Rate.

The Capital Securities shall bear interest at a market rate to be determined on the trade date, depending on various factors, and is estimated to range between 4.5% (four point five percent) and 6.5% (six point five percent) on an annual basis, in US dollars, although it may vary. Interest will be payable on the Current Principal Amount on each interest payment date.

➢	Additional Amounts.

The Institution will pay holders of the Capital Securities any additional amounts as necessary with respect to any withholding taxes applicable to the payment of interest related to the Capital Securities, so that holders receive as interest on the Capital Securities, an amount equivalent to the one they would have received if such taxes were not applicable.

➢	Use of proceeds.

Proceeds from the issuance of the Capital Securities will be used for the general corporate purposes of the Institution and/or, as the case may be, for the repurchase of subordinated debentures issued by the Institution and the payment of commissions and expenses related to the issuance of the Capital Securities.

➢	Type of Guarantee.

The Capital Securities will be unsecured and (i) will not be secured or guaranteed by any collateral or personal guarantee (ii) will not be guaranteed by the Institution for the Protection of Banking Savings, and (iii) will not be guaranteed by the final indirect parent company of the Institution, Banco Santander, S.A., a Spanish company, nor by any other financial entity member of Grupo Financiero Santander México.

3

➢	Deferral of Principal and Interest.

The Institution may defer the payment of principal or interest, or both, on the Capital Securities during any period during which any of the following conditions are occurring (such period of deferral, a “Suspension Period”):

(i)	The total net capital ratio of the Institution is less than 8% (eight percent), which number includes the supplementary capital applicable due to systemic relevance and the applicable countercyclical capital supplement.;

(ii)	The Tier 1 capital ratio is less than 6% (six percent), which number includes the supplementary capital applicable due to systemic relevance and the applicable countercyclical capital supplement, or

(iii)	If the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) imposes a preventive or corrective measures against the Institution, pursuant to the provisions set forth in Articles 121 and 122 of the Credit Institutions Law, due to the Institution being classified as Category III or IV.

The deferral of payment of principal or interest, or both, during a Suspension Period will not be considered an Event of Default of the Capital Securities, and the payment of interest shall be performed by the Institution once the event that led to the Suspension Period has terminated, (a) on the next Interest Payment Date or in the Maturity Date, or (b) if the next Interest Payment Date or the Maturity Date occurs on a date that is less than 12 (twelve) business days after the Suspension Period Ends, on the date that is 12 (twelve) business days after the end of the Suspension Period.

➢	Consequences of the Deferral of Payment of Principal and Interest .

If a Suspension Period exists and is continuing, and as long as interest and principal are not paid by the Institution, the Institution will be obligated to:

(i)	Refrain from paying dividends or making any other distribution to stockholders;

(ii)	Refrain from paying principal or interest on any other senior subordinated or junior debt.;

(iii)	Comply with the minimum corrective measures stipulated in Article 226 of the Unique Circular Letter applicable to Banks.

➢	Write-Down or Cancellation of Payment of Principal and Interest.

In the event of any of the following events, , the Original Principal Amount or the Current Principal Amount, as applicable, will automatically be adjusted and decreased concurrently with the amounts of principal of other senior securities similar to the Capital Securities issued by the Institution, for an amount equivalent to the Write-Down Amount and no interest will be payable with respect to the Write-Down Amount (even if such interest was already payable), without any of the following events being an Event of Default:

4

(i)	If the result from dividing the Tier 1 Capital (as such term is defined in the Unique Circular Letter applicable to Banks) by the Total Risk-Weighted Assets (as such term is defined in the Unique Circular Letter Applicable to Banks) of the Institution is 4.5% (four point five percent) or less, or

(ii)	If the National Banking and Securities Commission notifies the Institution of the occurrence of any of the causes of revocation mentioned in subsections IV, V or VIII of Article 28 of the Credit Institutions Law and the Institution fails to remedy the events; or, regarding the cause of revocation mentioned in fraction V, the Institution fails to invoke the regime of conditioned operation or it fails to restitute the capital.

For purposes of the paragraph above, the term "Write-Down Amount" means the amount of the Current Principal Amount of the Notes that would be sufficient to return the result of dividing the Tier 1 Capital of the Institution by its Total Risk-Weighted Assets of the Issuer to more than 4.5% (four point five percent) plus the corresponding supplement of capital preservation under the terms of subsection III of Article 2 Bis 5, on the understanding that, if the Write-Down Amount is insufficient for reaching the level stipulated above, the Write-Down Amount will be the amount necessary to reduce the Current Principal Amount to zero (0).

➢	Events of Default.

The following events will be considered events of default pursuant to the Indenture (each one, an “Event of Default”):

(i)	A failure to pay interest or additional amounts for 30 (thirty) calendar days, unless such payment is deferred due to a Suspension Period being in effect;

(ii)	The failure to pay the principal of the Capital Securities on the Maturity Date or on the redemption date in the case of an early redemption, unless such payment has been deferred due to a Period of Suspension in effect;

(iii)	The payment of dividends or any other allocation to stockholders while a Suspension Period is in effect, and

(iv)	The liquidation or dissolution of the Institution.

In case of an Event of Default, the holders of the Capital Securities, through the Trustee, would have the right to demand the corresponding payment or to demand the compliance of the defaulted obligations provided that payment of principal, interest and other amounts due the Capital Securities may only be accelerated in the case of paragraph (iv) above.

5

➢	Optional Early Redemption.

The Institution will have the right to redeem all or part of the Capital Securities, along with the accrued and unpaid interests and any additional amounts, beginning on the date that is 5 (five) years prior to the Maturity Date and on each Interest Payment Date thereafter, provided that (i) the Institution is in compliance with the General Provisions Applicable to Credit Institutions, (ii) the redemption is authorized by the Central Bank of Mexico, and (iii) immediately after the early redemption (a) the Total Net Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 10.5% (ten point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, (b) the Tier 1 Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 8.5% (eight point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, and (c) the Fundamental Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 7% (seven percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital.

➢	Early Redemption for Tax Reasons.

The Institution will have the right to redeem the Capital Securities in whole (but not in part), at any time, in case of certain modifications or changes to the applicable tax regulations affecting the amount of taxes the Institution is obligated to withhold with respect to interest payable derived from the Capital Securities.

➢	Early Redemption due to Tax Events.

The Institution will have the right to early redeem the Capital Securities in whole (but not in part), at any moment, if there is more than an insubstantial risk that interest payable by Santander with respect to the Capital Securities will no longer be deductible for tax purposes, provided that (i) the Institution is in compliance with the General Provisions Applicable to Credit Institutions, (ii) the redemption is authorized by the Central Bank of Mexico, and (iii) immediately after the early redemption (a) the Total Net Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 10.5% (ten point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, (b) the Tier 1 Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 8.5% (eight point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, and (c) the Fundamental Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 7% (seven percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital.

6

➢	Early Redemption due to Capital Events.

The Institution will have the right to early redeem all (but never a portion of) the Capital Securities, at any moment, if as a consequence of modifications to the applicable regulations, their interpretation by the competent authorities or a judicial resolution regarding such regulations, there is a more than insubstantial risk that the Institution may not be able to consider the Capital Securities as part of the supplementary capital of the Institution, provided that (i) the Institution is in compliance with the General Provisions Applicable to Credit Institutions, (ii) the redemption is authorized by the Central Bank of Mexico, and (iii) immediately after the early redemption (a) the Total Net Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 10.5% (ten point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, (b) the Tier 1 Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 8.5% (eight point five percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital, and (c) the Fundamental Capital Ratio (as defined in the Unique Circular Letter Applicable to Banks) of the Institution is equal to or higher than 7% (seven percent), which includes the supplement of capital applicable due to systemic relevance and the applicable countercyclical supplement of capital.

➢	Documentation.

The Capital Securities will issued pursuant to an indenture (an agreement similar to a certificate of issuance) which will be governed pursuant to the laws of the State of New York, United States of America (except for the provisions stipulated in indenture as being governed by the Mexican laws), between by The Bank of New York Mellon, as trustee, and the Institution. The Capital Securities will be issued in one or more multiple certificates for holders pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended, of the United States of America; or, if placed in Mexico, the necessary documents for a public or private offering, as required.

➢	Listing.

An application will be filed for the listing of the Capital Securities on the Euronext Dublin and/or, as applicable, any stock exchange authorized by the National Banking and Securities Commission.

The financial statements that constitute the basis for the issuance of the Capital Securities will be presented; such financial statements have been prepared with a limited review as of June 30, 2018 in order to be considered at the Stockholders' Meeting, on the understanding that these financial statements may be adjusted pursuant to the International Financial Reporting Standards, if necessary, for the placement of the Capital Securities.

7

Authorization from the stockholders will be requested in order to delegate the power to agree the terms, characteristics and conditions under which the issuance of the capital securities is to be carried out, as well as the faculty to perform the changes required by authorities without need to request again the approval of this Meeting, with a subsequent notice to this Meeting, to Mr. Héctor Blas Grisi Checa, CEO of the Institution, as well as Mrs. Didier Mena Campos, Fernando Borja Mujica, Emilio de Eusebio Saiz, Juan Eduardo Llanos Reynoso, José Carlos Vallín Zetina and Ms. Leonor Salomón Andonie and Ms. Rocio Erika Bulhosen Aracil.

If the Stockholders' meeting authorizes the issuance of the Capital Securities, Mr. Héctor Blas Grisi Checa, Mr. Didier Mena Campos, Mr. Fernando Borja Mujica, Mr. Emilio de Eusebio Saiz, Mr. Juan Eduardo Llanos Reynoso and Ms. Rocío Erika Bulhosen Aracil will be proposed so that, indistinctively, any of them i) sign the dealer manager agreement, purchase agreement, indenture or certificate of issuance, the certificates of the Capital Securities issued, if applicable, the offering memorandum, an offer to purchase the outstanding capital securities of the Institution as well as any other agreement, contract, instrument or document necessary or related thereto, and ii) to carry out each and every one of the actions that may be necessary or appropriate for the formalization of the issuance of the Capital Securities mentioned in this Item of the Agenda and to negotiate and obtain the authorizations required for this purpose, including authorizations from the Central Bank of Mexico, the Ministry of Finance and Public Credit and the National Banking and Securities Commission, as well as to carry out the changes required by the authorities without needing to request new approval by this Meeting, with a subsequent notice to the Meeting.

In addition, in connection with the issuance, it will be proposed to empower CT Corporation System, via the issuance of a special power of attorney, to act as agent for service of process in connection with lawsuits and collections.

Finally, with regard to this Item of the Agenda, drafts of the Indenture and the certificates of Capita Securities will be proposed to the stockholders.

ITEM II

Designation of special delegates for the formalization and compliance with the resolutions adopted by the Meeting.

It will be proposed that Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, be authorized such that in the capacity of Special delegates of this Meeting, and on behalf of the Institution, indistinctively, any of them may choose a notary public for the formalization of all of the corresponding content of these minutes, if they consider it to be necessary or convenient.

……………………………………………

8